UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MOLECULAR INSIGHT PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

60852M104

(CUSIP Number of Class of Securities)

David S. Barlow
640 Lewis Wharf
Boston, Massachusetts 02110
(617) 922 5422

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

with copies to:

Greenberg Traurig, LLP One International Place, 20th Floor Boston, Massachusetts 02110 Attention: Jonathan Bell, Esq. Telephone: (617) 310-6038	Greenberg Traurig, LLP One International Place, 20th Floor Boston, Massachusetts 02110 Attention: Mark Berthiaume, Esq. Telephone: (617) 310-6007

January 30, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60852M104	SCHEDULE 13D	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON: David S. Barlow
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
2,735,447(1) (see Item 5)
	8.	SHARED VOTING POWER
-0- (see Item 5)
	9.	SOLE DISPOSITIVE POWER
2,735,447(1) (see Item 5)
	10.	SHARED DISPOSITIVE POWER
-0- (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,735,447(1) SHARES OF COMMON STOCK.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.9% OF COMMON STOCK(2)
14.	TYPE OF REPORTING PERSON

IN

(1)
As of January 30, 2009, David S. Barlow owned (i) 2,695,447 shares of common stock of Molecular Insight Pharmaceuticals, Inc. and (ii) had the right to acquire 40,000 shares of common stock pursuant to certain Employment Stock Options within sixty days of January 30, 2009.

(2)
The percentage calculation is based upon the sum of (i) 24,988,157 shares of common stock of Molecular Insight Pharmaceuticals, Inc. issued and outstanding as of November 7, 2008 as reported in a Form 10-Q filed by the company with the Securities and Exchange Commission on November 14, 2008 and (ii) 40,000 shares of common stock that Mr. Barlow has the right to acquire within sixty days of January 30, 2009 pursuant to certain Employment Stock Options.

Page 2 of 6 Pages

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Shares”), of Molecular Insight Pharmaceuticals, Inc., a Massachusetts  corporation (the “Issuer”). The principal executive offices of the Issuer are located at 160 Second Street, Cambridge, Massachusetts 02142.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed by David S. Barlow, an individual.

(b) Mr. Barlow has a business address of 640 Lewis Wharf, Boston, Massachusetts 02110.

(c) Mr. Barlow’s present principal occupation is independent investor and member of several not for profit boards.

(d) and (e) During the last five years, Mr. Barlow has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor was he a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

(f) Mr. Barlow is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS

The Common Shares beneficially owned by Mr. Barlow were acquired through the exercise of employee stock options granted to Mr. Barlow during his employment with the Issuer as its Chief Executive Officer and open market purchases.  The aggregate amount of funds used to purchase all Common Shares beneficially owned by Mr. Barlow was approximately $5,000,000.

The source of funds for the acquisition of the Common Shares beneficially owned by Mr. Barlow was Mr. Barlow’s own funds and a non-interest bearing promissory note payable by Mr. Barlow to the Issuer in the amount of $295,650 with respect to the exercise of an option to purchase restricted Common Shares granted to Mr. Barlow in connection with his original employment agreement with the Issuer. On November 4, 2005, Mr. Barlow repaid this loan in full.

ITEM 4. PURPOSE OF TRANSACTION

On January 30, 2009, Mr. Barlow delivered to the board of directors of the Issuer (the “Board”) the letter filed herewith as Exhibit 1, which is incorporated herein by reference. Mr. Barlow desires to continue to engage in discussions with management of the Issuer and members of the Board concerning the business, operations and future plans of the Issuer, as well as measures Mr. Barlow believes will improve shareholder value for the benefit of the Issuer’s stockholders. Such measures include, without limitation, the exploration of strategic alternatives to maximize the value of the Issuer.

Page 3 of 6 Pages

Except as set forth in this Item 4, Mr. Barlow has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Mr. Barlow, at any time and from time to time, may review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto. Depending on various factors including, without limitation, the Issuer’s financial position and business strategy, the price levels of the Common Shares, conditions in the securities markets and general economic and industry conditions, Mr. Barlow may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, seeking Board representation; making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer; engaging in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the Board, regarding, among other items, its business, operations, policies, management, structure, operations or capitalization; purchasing additional Common Shares; selling some or all of his Common Shares; and/or changing his intention with respect to any and all matters referred to in this Item 4.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER

(a)
As of January 30, 2009, Mr. Barlow beneficially owns 2,735,447 Common Shares, which include (i) 2,695,447 Common Shares owned by Mr. Barlow and (ii) 40,000 Common Shares that Mr. Barlow has the right to acquire within sixty days of January 30, 2009 pursuant to certain Employment Stock Options.  The Common Shares beneficially owned by Mr. Barlow represent approximately 10.9% of the Issuer’s outstanding Common Shares, which percentage is based upon (i) 24,988,157 Common Shares issued and outstanding as of November 7, 2008 as reported in a Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 14, 2008 and (ii) 40,000 Common Shares that Mr. Barlow has the right to acquire within sixty days of January 30, 2009 pursuant to certain Employment Stock Options (the “Issued and Outstanding Shares”).

(b)	Mr. Barlow has sole voting and dispositive power over the Common Shares beneficially owned by him.

(c)	Mr. Barlow has engaged in the following transactions in the Issuer’s Common Shares during the last 60 days:

Transaction	Trade Date	Common Shares	Price per Share
Exercise of Employee Stock Option	12/29/08	14,583	$1.20
Exercise of Employee Stock Option	12/29/08	20,666	$4.80
Exercise of Employee Stock Option	12/29/08	46,000	$4.80

Page 4 of 6 Pages

(d)
No person (other than Mr. Barlow) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Mr. Barlow.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 – Letter from David S. Barlow to the Board of Directors of Molecular Insight Pharmaceuticals, Inc., dated January 30, 2009.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 30, 2009

/s/ David S. Barlow
David S. Barlow

Page 6 of 6 Pages